Filed by Salix Pharmaceuticals, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: InKine Pharmaceutical Company, Inc.

Commission File No.: 000-25572

[THE FOLLOWING IS THE SCRIPT FOR A CONFERENCE CALL HELD BY SALIX

PHARMACEUTICALS, LTD. AND INKINE PHARMACEUTICAL COMPANY, INC. ON JUNE 23, 2005]

Good afternoon. Thank you for joining us today. I am Mike Freeman, Executive Director of Investor Relations and Corporate Communications for Salix Pharmaceuticals. With me today are Carolyn Logan, President and Chief Executive Officer, Salix Pharmaceuticals; Dr. Leonard Jacob, Chairman and Chief Executive Officer, InKine Pharmaceutical Company; and Adam Derbyshire, Senior Vice President, Finance and Administration and Chief Financial Officer, Salix Pharmaceuticals. Carolyn will begin the presentation with a review of the proposed merger of Salix and InKine in a stock-for-stock transaction. At the conclusion of management’s comments, Carolyn, Len and Adam will respond to appropriate questions.

Various remarks during this conference call about expected benefits resulting from the proposed merger, future expectations, and plans and prospects for the combined Company constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results might differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to the proposed merger and integration of the companies, as well as those discussed in each companies’ press releases and SEC filings, including their Forms 10-K for 2004. The information in this conference call related to projections, development plans and other forward-looking statements is subject to this safe harbor.

I will now turn the call over to Carolyn Logan, President and Chief Executive Officer, Salix Pharmaceuticals.

Thank you, Mike.

We are extremely pleased to announce the signing of the merger agreement between Salix and InKine. Consummation of the merger is subject to stockholder approval of the respective companies and other customary closing conditions. Today’s announcement is particularly exciting in that this transaction should accelerate both companies’ strategic initiatives. Both Salix and InKine are dedicated to developing and commercializing products used for the treatment of gastroenterological disorders and conditions. Both companies have active product acquisition and/or development efforts underway and both companies have marketing and sales efforts focused on a target audience of gastroenterologists. This merger represents a combination of assets with great strategic fit and a common and clear rationale for ongoing growth. The combination of Salix and InKine provides an unparalleled opportunity for each company to capitalize on their assets in the short-term and strengthen their prospects for continued growth over the long-term. Through this merger of our two complementary companies we will create the largest specialty pharmaceutical company focused exclusively on gastroenterology. I now will turn the call over to Dr. Len Jacob, Chairman and Chief Executive Officer, InKine Pharmaceutical Company.

Thank you, Carolyn.

We are extremely pleased with the opportunity this strategic combination provides for InKine and Salix to create the leading specialty pharmaceutical company focused on gastroenterology. InKine’s flagship product, VISICOL, like Salix’s flagship product, COLAZAL, was launched in 2001. VISICOL was the fastest-growing branded purgative in 2003 and was the driver behind InKine’s turn to profitability that year, which was a major milestone for InKine and the company’s stockholders. We believe that the expanded marketing and sales capabilities of the combined company will make an immediate and positive impact on VISICOL’s performance in the market. Additionally we are excited about the work that has been completed to date with VISICOL in the treatment of constipation and the possibilities for INKP-102, our next generation purgative tablet . We submitted the New Drug Application to the FDA in April 2005 and anticipate that INKP-102 will be one of the next products to be introduced by the combined company. We are confident that the expanded gastroenterology-focused marketing and sales effort of the combined company will substantially increase the adoption and utilization of the product. I now will turn the call back over to Carolyn.

Thank you Len.

We too look forward to the contributions VISICOL and INKP-102 will make to the combined company as we continue to execute our mission. The combined company will be marketing six products and will be developing a pipeline comprised of numerous Phase III/NDA candidates and projects to expand the uses of our marketed products. The combined company will benefit from an expanded marketing and sales team that will be resourced to provide depth and breadth in the commercialization of our products that neither company could have accomplished on a stand-alone basis. We believe that the synergies created by the combined company will equip us to capitalize on our assets and result in enhanced performance for all of our products.

In the four and one half years since the launch of COLAZAL in January 2001, Salix has made tremendous strides in building strong relationships with gastroenterologists. As a result of the high level of service we are able to provide our targeted universe of physicians responsible for treating gastrointestinal diseases, today these physicians recognize Salix as a trusted and important component of their practices. In a similar fashion InKine has focused its sales efforts on many of the same physicians. Now, the efforts and focus of our two companies will be strategically aligned in order to produce even greater penetration into the gastroenterologist market. As you know, COLAZAL, our flagship product, is indicated for the treatment of ulcerative colitis. Ulcerative colitis specifically, and inflammatory bowel disease in general, is typically diagnosed by means of a colonoscopy - a procedure that requires a purgative. For this reason, in many instances the physicians we call on to discuss COLAZAL are also the physicians InKine calls on to discuss VISICOL. The addition of VISICOL Tablets to our product portfolio provides entry into the growing purgative/bowel cleansing market. The combination of the two companies’ product lines and marketing and sales efforts should create the opportunity for us to gain greater penetration into the markets for all of our products.

We are extremely pleased with the opportunity to add InKine’s flagship product, VISICOL, to our existing portfolio of marketed products. VISICOL Tablets are the only FDA-approved tablets available for bowel preparation prior to colonoscopy. The tablets have a distinct and important advantage compared to other bowel cleansing agents, namely the tablets are virtually tasteless. The tolerability of VISICOL results in impressive levels of patient compliance and patient acceptance of bowel preparation necessary for an accurate colonoscopy. We are confident that Salix’s premier, gastroenterology-focused marketing and sales team, now enhanced by this combination, will be able to dedicate the effort that should positively impact VISICOL sales. In addition to performing colonoscopies to diagnose ulcerative colitis, gastroenterologists also perform this procedure to evaluate a number of symptoms such as GI bleed or bloody stools and other conditions such as Crohn’s disease, diverticulitis, IBS and colorectal cancer. Colorectal cancer is the second leading cause of cancer death in the United States. Fortunately, with proper screening, colorectal cancer is easily detectable, and if caught early enough, 90% of colon cancer cases could be prevented. Colonoscopy is an important tool in the screening and diagnosis of colon cancer, and products such as VISICOL are routinely used to prepare the colon for such procedures. The market for prescription bowel preparation products is growing. We anticipate the market will continue to demonstrate healthy growth based upon demographics and the evolution of medical practice. The need for colonoscopy is increasing as our nation’s population ages. While clinical guidelines are encouraging more frequent screening for colorectal cancer, to date only 50% of Americans over the age of 50 have received screening. We believe the bowel preparation market is an important and growing market and we view VISICOL as a key addition to our effort to provide first line products to gastroenterologists and their patients. VISICOL has patent protection until 2013.

In addition to VISICOL, our merger with InKine gives us access to INKP-102, a next-generation purgative tablet which we believe will offer significant advantages over VISICOL. Similar to our efforts to develop granulated mesalamine and the tablet formulation of COLAZAL to optimize the life cycle of COLAZAL, InKine is developing INKP-102 as a product improvement and to extend the life of their tablet purgative franchise. In April 2005 InKine submitted an NDA to the FDA seeking marketing approval for INKP-102 as a purgative for bowel cleansing. Data submitted as part of the NDA demonstrate that this next-generation product provides improved colon cleansing compared to VISICOL. InKine is seeking patent coverage for the product that, if granted, would protect INKP-102 until 2024. We are excited about the possibilities this new generation purgative tablet product may have in expanding the combined company’s share of the market for colon cleansing products. We also plan to build on the work completed to date in the investigation of VISICOL in the treatment of constipation and pursue the development of INKP-102 in the treatment of constipation.

The proposed merger is intended to create a stronger specialty pharmaceutical company. We believe that the combined entity represents a combination of assets with great strategic fit and a clear rationale for ongoing growth. The combined company offers the opportunity to create the largest and most-respected specialty sales force in gastroenterology. The combined company should offer immediate benefit to capitalize on VISICOL, COLAZAL and XIFAXAN’s strong growth potential. A number of potential benefits should arise from synergies resulting from the new structure. These benefits should include enhanced top-line performance, efficiencies in operating costs, expansion of revenue drivers, enhanced ability to pursue opportunities and critical mass that will allow for more favorable financing alternatives. We look forward to this next step in the growth of our business.

Salix is committed to retaining the best management team and marketing and sales team for the combined company. The combined company will operate out of our current corporate headquarters in Raleigh, NC. The most significant growth in terms of employees will take place within our sales organization. We anticipate expanding our field sales force from the current level of 68 professional sales representatives, or territory managers, to a level of approximately 100 territory managers. Field management will expand in proportion to the number of field representatives added to the combined company.

Upon completion of the proposed merger, the combined company will have a board of directors comprised of five independent directors and the company’s President and Chief Executive Officer. The board will be chaired by John Chappell, the current Salix Chairman. In addition to the three other independent directors currently serving on the Salix board, one independent member of the current InKine board will serve on the board of the combined company. As President and Chief Executive Officer of Salix, I will continue to serve on the board as well. The senior management currently at Salix will continue in their respective roles in the combined company. I now will turn the call over to Adam Derbyshire, Senior Vice President, Finance and Administration and Chief Financial Officer, Salix Pharmaceuticals.

Thank you Carolyn.

We look forward to the contribution VISICOL - and in the future INKP-102 - should make to our product revenue growth. Based upon current information, we believe VISICOL should command an approximately 15% share of the prescription bowel preparation market for 2005. We believe the market is growing, based in large part upon increasing awareness of the need for colorectal cancer screening. Additionally, INKP-102, if approved, should further expand our business by providing an improved bowel preparation product and potentially a product for the treatment of constipation. We envision the VISICOL/INKP-102 franchise reaching approximately $100 million in sales within five years.

Under the definitive agreement InKine shareholders will receive Salix common stock valued at $3.55 per share of InKine common stock, or approximately $190 million in equity value. On a GAAP basis, the transaction is expected to be EPS neutral to Salix in 2006 and significantly accretive thereafter. The merger agreement, which was approved by the board of directors of both companies, provides that InKine stockholders will receive newly issued shares of Salix common stock in exchange for each share of InKine common stock with the final exchange ratio to be determined based on Salix’s stock price prior to closing.

Salix’s business combination with InKine will take the form of a tax-free stock-for-stock merger and is expected to be completed in the fourth quarter of 2005. Under the terms of the agreement, each outstanding InKine share will be converted into Salix common stock through the exchange ratio equal to $3.55 divided by the average (rounded to the nearest cent) of the per share closing prices of Salix common stock as reported by NASDAQ during the 40 trading days ending two days prior to the closing of the transaction; however, if this average is greater than $20.44, then the exchange ratio will be 0.1737, and if this average is less than $16.00, then the exchange ratio will be 0.2219. Cash will be paid for fractional shares.

Among other customary closing conditions, the transaction is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act, approval of InKine’s stockholders and approval of Salix’s stockholders. In association with the transaction, Salix anticipates it may incur charges associated with purchase accounting which will be detailed following its closing.

I now will turn the call back over to Carolyn.

Thank you Adam.

This completes our comments. Today is an exciting day for all of us at Salix and at InKine. We believe that this merger strengthens our franchise in the gastroenterology market and positions Salix for continued growth and success. Thank you for your participation in today’s call. We look forward to your ongoing support as we continue our mission to be the leading specialty pharmaceutical company providing products to gastroenterologists and their patients.

Now I will turn the call over to the operator to begin the question and answer session.

Q&A Session.

Closing remarks.

Additional Information

In connection with the merger between Salix and InKine, Salix intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF SALIX AND INKINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SALIX, INKINE AND THE MERGER. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Salix or InKine with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Salix by directing a request to: Salix Pharmaceuticals, Ltd., 1700 Perimeter Park Drive, Morrisville, North Carolina 27560, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by InKine by contacting InKine Pharmaceutical Company, Inc., 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422. Attn: Investor Relations

Salix, InKine and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Salix and InKine in favor of the merger. Information about the executive officers and directors of Salix and their ownership of Salix common stock is set forth in the proxy statement for Salix’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. Information about the executive officers and directors of InKine and their ownership of InKine common stock is set forth in the proxy statement for InKine’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests of Salix, InKine and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

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